Exhibit 99.1
Appendix 3Y
Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity   James Hardie Industries N.V.

ARBN   097 829 895 Incorporated in The Netherlands. The liability of members is limited.

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr John D Barr

Date of last notice	3 December 2004

Part 1 — Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct Interest

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.

Date of change	22 November 2005

No. of securities held prior to change	21,000 CUFS held by National Nominees Ltd for J&M Barr trust. 1,068 CUFS direct all are subject to voluntary escrow until 4 December 2006.

Class	CUFS

Number acquired	758 CUFS all are subject to voluntary escrow until 22 November 2007.

Number disposed	Nil

+    See chapter 19 for defined terms.

11/3/2002	Appendix 3Y Page 1

Appendix 3Y
Change of Director’s Interest Notice

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	A$8.64 per CUFS.

No. of securities held after change	21,000 CUFS held by National Nominees Ltd for J & M Barr trust.
1,826 CUFS direct of which 758 CUFS are subject to voluntary escrow until 22 November 2005 and 1,068 CUFS are subject to voluntary escrow until 4 December 2006.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	2005 allotment under Supervisory Board Share Plan.

Part 2 — Change of director’s interests in contracts

Nil

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Not applicable

Nature of interest

Name of registered holder (if issued securities)

Date of change

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed

Interest acquired

Interest disposed

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation

Interest after change

+    See chapter 19 for defined terms.

11/3/2002	Appendix 3Y Page 2

Appendix 3Y
Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity   James Hardie Industries N.V.

ARBN   097 829 895 Incorporated in The Netherlands. The liability of members is limited.

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Michael R. Brown

Date of last notice	3 December 2004

Part 1 — Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct Interest

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.

Date of change	22 November 2005

No. of securities held prior to change	13,969 CUFS of which 1,068 are subject to voluntary escrow until 4 December 2006.

Class	CUFS

Number acquired	758 CUFS all are subject to voluntary escrow until 22 November 2007.

Number disposed	Nil

+    See chapter 19 for defined terms.

11/3/2002	Appendix 3Y Page 1

Appendix 3Y
Change of Director’s Interest Notice

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	A$8.64 per CUFS.

No. of securities held after change	14,727 CUFS of which 758 CUFS are subject to voluntary escrow until 22 November 2007 and 1,068 are subject to voluntary escrow until 4 December 2006.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	2005 allotment under Supervisory Board Share Plan.

Part 2 — Change of director’s interests in contracts

Nil

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Not applicable

Nature of interest

Name of registered holder (if issued securities)

Date of change

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed

Interest acquired

Interest disposed

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation

Interest after change

+    See chapter 19 for defined terms.

11/3/2002	Appendix 3Y Page 2

Appendix 3Y
Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity   James Hardie Industries N.V.

ARBN   097 829 895 Incorporated in The Netherlands. The liability of members is limited.

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Peter S Cameron

Date of last notice	3 December 2004

Part 1 — Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct Interest

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.

Date of change	22 November 2005

No. of securities held prior to change	13,719 CUFS of which 1,068 CUFS are subject to voluntary escrow until 4 December 2006.

Class	CUFS

Number acquired	1,894 CUFS of which 758 CUFS are subject to voluntary escrow until 22 November 2007.

Number disposed	Nil

+    See chapter 19 for defined terms.

11/3/2002	Appendix 3Y Page 1

Appendix 3Y
Change of Director”s Interest Notice

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	A$8.64 per CUFS.

No. of securities held after change	15,613 CUFS of which 758 CUFS are subject to voluntary escrow until 22 November 2007 and 1,068 CUFS are subject to voluntary escrow until 4 December 2006.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	2005 allotment under Supervisory Board Share Plan.

Part 2 — Change of director’s interests in contracts

Nil

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Not applicable

Nature of interest	Not applicable

Name of registered holder (if issued securities)	Not applicable

Date of change	Not applicable

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Not applicable

Interest acquired	Not applicable

Interest disposed	Not applicable

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Not applicable

Interest after change	Not applicable

+    See chapter 19 for defined terms.

11/3/2002	Appendix 3Y Page 2

Appendix 3Y
Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity   James Hardie Industries N.V.

ARBN   097 829 895 Incorporated in The Netherlands. The liability of members is limited.

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Gregory J. Clark

Date of last notice	3 December 2004

Part 1 — Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct Interest

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.

Date of change	22 November 2005

No. of securities held prior to change	13,358 CUFS of which 1,068 CUFS are subject to voluntary escrow until 4 December 2006.

Class	CUFS

Number acquired	758 CUFS all are subject to voluntary escrow until 22 November 2007.

Number disposed	Nil

+    See chapter 19 for defined terms.

11/3/2002	Appendix 3Y Page 1

Appendix 3Y
Change of Director’s Interest Notice

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	A$8.64 per CUFS.

No. of securities held after change	14,116 CUFS of which 758 CUFS are subject to voluntary escrow until 22 November 2007 and 1,068 CUFS are subject to voluntary escrow until 4 December 2006.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	2005 allotment under Supervisory Board Share Plan.

Part 2 — Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Not applicable

Nature of interest

Name of registered holder (if issued securities)

Date of change

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed

Interest acquired

Interest disposed

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation

Interest after change

+    See chapter 19 for defined terms.

11/3/2002	Appendix 3Y Page 2

Appendix 3Y
Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity   James Hardie Industries N.V.

ARBN   097 829 895 Incorporated in The Netherlands. The liability of members is limited.

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Michael J Gillfillan

Date of last notice	3 December 2004

Part 1 — Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct Interest

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.

Date of change	22 November 2005

No. of securities held prior to change	3,969 CUFS direct of which 1,068 are subject to voluntary escrow until 4 December 2006. 50,000 CUFS held by Westpac Custodian Nominees Ltd for M & S Gillfillan

Class	CUFS

Number acquired	758 CUFS all are subject to voluntary escrow until 22 November 2007.

Number disposed	Nil

+    See chapter 19 for defined terms.

11/3/2002	Appendix 3Y Page 1

Appendix 3Y
Change of Director’s Interest Notice

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	A$8.64 per CUFS.

No. of securities held after change	4,727 CUFS direct of which 758 CUFS are subject to voluntary escrow until 22 November 2007 and 1,068 are subject to voluntary escrow until 4 December 2006).
50,000 CUFS held by Westpac Custodian Nominees Ltd for M & S Gillfillan

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	2005 allotment under Supervisory Board Share Plan.

Part 2 — Change of director’s interests in contracts

Nil

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Not applicable

Nature of interest	Not applicable

Name of registered holder (if issued securities)	Not applicable

Date of change	Not applicable

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Not applicable

Interest acquired	Not applicable

Interest disposed	Not applicable

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Not applicable

Interest after change	Not applicable

+    See chapter 19 for defined terms.

11/3/2002	Appendix 3Y Page 2

Appendix 3Y
Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity   James Hardie Industries N.V.

ARBN   097 829 895 Incorporated in The Netherlands. The liability of members is limited.

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ms Meredith Hellicar

Date of last notice	3 December 2004

Part 1 — Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct Interest

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.

Date of change	22 November 2005

No. of securities held prior to change	10,051 CUFS of which 1,068 CUFS are subject to voluntary escrow until 4 December 2006.

Class	CUFS

Number acquired	1,515 CUFS of which 758 CUFS are subject to voluntary escrow until 22 November 2007.

Number disposed	Nil

+    See chapter 19 for defined terms.

11/3/2002	Appendix 3Y Page 1

Appendix 3Y
Change of Director’s Interest Notice

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	A$8.64 per CUFS.

No. of securities held after change	11,566 CUFS of which 758 are subject to voluntary escrow until 22 November 2007 and 1,068 are subject to voluntary escrow until 4 December 2006.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	2005 allotment under Supervisory Board Share Plan.

Part 2 — Change of director’s interests in contracts

Nil

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Not applicable

Nature of interest

Name of registered holder (if issued securities)

Date of change

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed

Interest acquired

Interest disposed

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation

Interest after change

+    See chapter 19 for defined terms.

11/3/2002	Appendix 3Y Page 2

Appendix 3Y
Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity   James Hardie Industries N.V.

ARBN   097 829 895 Incorporated in The Netherlands. The liability of members is limited.

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr James R.H. Loudon

Date of last notice	3 December 2004

Part 1 — Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct Interest

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.

Date of change	22 November 2005

No. of securities held prior to change	5,597 CUFS of which 1,068 CUFS are subject to voluntary escrow until 4 December 2006.

Class	CUFS

Number acquired	758 CUFS all of which are subject to voluntary escrow until 22 November 2007.

Number disposed	Nil

+    See chapter 19 for defined terms.

11/3/2002	Appendix 3Y Page 1

Appendix 3Y
Change of Director’s Interest Notice

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	A$8.64 per CUFS.

No. of securities held after change	6,355 CUFS of which 758 CUFS are subject to voluntary escrow until 22 November 2007 and 1,068 CUFS are subject to voluntary escrow until 4 December 2006.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	2005 allotment under Supervisory Board Share Plan.

Part 2 — Change of director’s interests in contracts

Nil

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Not applicable

Nature of interest

Name of registered holder (if issued securities)

Date of change

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed

Interest acquired

Interest disposed

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation

Interest after change

+    See chapter 19 for defined terms.

11/3/2002	Appendix 3Y Page 2

Appendix 3Y
Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity   James Hardie Industries N.V.

ARBN   097 829 895 Incorporated in The Netherlands. The liability of members is limited.

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Donald G McGauchie

Date of last notice	3 December 2004

Part 1 — Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct Interest

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.

Date of change	22 November 2005

No. of securities held prior to change	3,000 CUFS as trustee of superannuation fund. 2,811 CUFS direct of which 1,068 CUFS are subject to voluntary escrow until 4 December 2006.

Class	CUFS

Number acquired	758 CUFS all are subject to voluntary escrow until 22 November 2007.

Number disposed	Nil

+    See chapter 19 for defined terms.

11/3/2002	Appendix 3Y Page 1

Appendix 3Y
Change of Director’s Interest Notice

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	A$8.64 per CUFS.

No. of securities held after change	3,000 CUFS as trustee of superannuation fund.
3,569 CUFS direct of which 758 CUFS are subject to voluntary escrow until 22 November 2007 and 1,068 CUFS are subject to voluntary escrow until 4 December 2006.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	2005 allotment under Supervisory Board Share Plan.

Part 2 — Change of director’s interests in contracts

Nil

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Not applicable

Nature of interest	Not applicable

Name of registered holder (if issued securities)	Not applicable

Date of change	Not applicable

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Not applicable

Interest acquired	Not applicable

Interest disposed	Not applicable

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Not applicable

Interest after change	Not applicable

+    See chapter 19 for defined terms.

11/3/2002	Appendix 3Y Page 2